UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In April 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated April 1, 2010: Sanofi-aventis Announces Settlement of Eloxatin® U.S. Patent litigation.

Exhibit 99.2	Press release dated April 5, 2010: Sanofi-aventis Amends Its Alliance Agreement with Warner Chilcott Regarding Actonel® (risedronate sodium) in the United States and Puerto Rico.

Exhibit 99.3	Press release dated April 6, 2010: Sanofi-aventis makes updated settlement announcement regarding Eloxatin® U.S. Patent litigation.

Exhibit 99.4	Press release dated April 8, 2010: Sanofi-aventis and CureDM Sign Exclusive Worldwide License Agreement on Novel Regenerative Compound to Treat Diabetes.

Exhibit 99.5	Press release dated April 12, 2010: Sanofi Pasteur Partners with U.S. Naval Medical Research Center to Advance Development of Travelers’ Diarrhea Vaccine.

Exhibit 99.6	Press release dated April 15, 2010: Once Daily Lixisenatide (AVE 0010) Given as Monotherapy Successfully Meets Phase III Study Endpoints in Diabetes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 21, 2010	SANOFI-AVENTIS

	By	/s/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated April 1, 2010: Sanofi-aventis Announces Settlement of Eloxatin® U.S. Patent litigation.

Exhibit 99.2	Press release dated April 5, 2010: Sanofi-aventis Amends Its Alliance Agreement with Warner Chilcott Regarding Actonel® (risedronate sodium) in the United States and Puerto Rico.

Exhibit 99.3	Press release dated April 6, 2010: Sanofi-aventis makes updated settlement announcement regarding Eloxatin® U.S. Patent litigation.

Exhibit 99.4	Press release dated April 8, 2010: Sanofi-aventis and CureDM Sign Exclusive Worldwide License Agreement on Novel Regenerative Compound to Treat Diabetes.

Exhibit 99.5	Press release dated April 12, 2010: Sanofi Pasteur Partners with U.S. Naval Medical Research Center to Advance Development of Travelers’ Diarrhea Vaccine.

Exhibit 99.6	Press release dated April 15, 2010: Once Daily Lixisenatide (AVE 0010) Given as Monotherapy Successfully Meets Phase III Study Endpoints in Diabetes.